UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 30, 2015, announcing its preliminary financial results for the second quarter and six months ended June 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 31, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRELIMINARY SECOND QUARTER & HALF YEAR RESULTS 2015

HIGHLIGHTS

•	Sustained improvement in freight rates drives higher EBITDA to USD 142.3 million
•	Acquisition of four existing VLCCs under construction with option for four more sister vessels
•	Robust start of Q3 with freight rates for VLCC so far above $60,000/day and more than 50% of available days already fixed
•	Interim Dividend to be announced on August 20 with final half year results

ANTWERP, Belgium, 30 July 2015 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its preliminary financial results for the three months ended 30 June 2015 and for the 6 months ended 30 June 2015.

Paddy Rodgers, CEO of Euronav said: "Euronav has made further progress during Q2 by securing four modern VLCCs with the option for four more - at a very competitive price. This fleet rejuvenation was supported by a strong and stable rate environment during the second quarter which has continued into the current quarter. Improving demand for and increased supply of crude oil, rising sea-miles to serve that demand in the Far East and a manageable outlook for vessel supply all provide a supportive market structure. Management look forward with confidence."

	The most important key figures are:

	in thousands of USD	First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

	Revenue	204,521	212,008	416,529	201,157
	Other operating Income	2,488	1,808	4,296	3,534
			-
	Voyage expenses and commissions	(21,916)	(15,749)	(37,665)	(54,586)
	Vessel operating expenses	(36,809)	(39,970)	(76,779)	(52,144)
	Charter hire expenses	(9,052)	(4,674)	(13,726)	(11,121)
	General and administrative expenses	(10,020)	(11,106)	(21,126)	(17,223)
	Net Gain (loss) on disposal of tangible assets	2,120	6	2,126	(1,026)

	EBITDA	131,332	142,323	273,655	68,591

	Depreciation	(49,116)	(52,583)	(101,699)	(67,684)
	EBIT (result from operating activities)	82,216	89,740	171,956	907

	Net finance expenses	(16,534)	(10,501)	(27,035)	(36,515)
	Share of profit (loss) of equity accounted investees	13,624	11,391	25,015	14,393
	Result before taxation	79,306	90,630	169,936	(21,214)

	Tax Benefit (Expense)	1,549	1,766	3,315	(38)
	Profit (loss) for the period	80,855	92,396	173,251	(21,252)

Attributable to:	Owners of the company	80,855	92,396	173,251	(21,252)
	Non-controlling intrests	-	-	-	-

The contribution to the result is as follows

in thousands of USD	First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

Tankers	72,772	83,853	156,625	(35,388)
FSO	8,083	8,543	16,626	14,136
result after taxation	80,855	92,396	173,251	(21,252)

Information per share:

in USD per share	First Quarter 2015	Second Quarter 2015	First Semester 2015	First Semester 2014

Weighted average number of shares (basic) **	148,065,537	158,023,051	153,071,800	104,324,074
EBITDA	0.89	0.90	1.79	0.66
EBIT (operating result)	0.56	0.57	1.12	0.01
result after taxation	0.55	0.58	1.13	(0.20)

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

*The number of shares outstanding on 30 June 2015 is 159,208,949.

For the second quarter 2015, the Company had a net result of USD 92.4 million or USD 0.58 per share (second quarter 2014: minus USD 22.6 million and minus USD 0.19 per share). EBITDA (a non-IFRS measure) for the same period was USD 142.3 million (second quarter 2014: USD 22.1 million).

Euronav has applied the accounting standards IFRS 10 and IFRS 11 as of 1 January 2014. If the Company would have continued to apply the proportionate consolidation method for its joint ventures for the first half of 2015, the adjusted EBITDA (a non-IFRS measure) would have been USD 316.1 million (first half 2014: USD 108.5 million) and the result after taxation would have remained the same.

EURONAV FLEET

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second quarter 2015	Second quarter 2014	First Semester 2015	First Semester 2014
VLCC
Average spot rate (in TI Pool)	55,570	21,464	53,370	27,032
Average time-charter rate*	38,148	27,655	41,705	32,380
Suezmax
Average spot rate**	41,886	18,445	42,364	19,612
Average time-charter rate*	35,258	19,797	37,954	24,972

*   Including profit share where applicable                            ** Excluding technical offhire days

EURONAV TANKER FLEET

As announced in our first quarter earnings press release, on 9 April 2015 Euronav took delivery of the VLCC Hakata (2010 – 302,550 dwt) which was the last vessel to be delivered as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.

CORPORATE

On 16 June 2015, Euronav announced the acquisition through resale of newbuilding contracts of four VLCCs – currently completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 384 million. The vessels are due for prompt delivery starting September 2015.  In addition and against the payment of an option fee of an aggregate amount of USD 8 million, the seller has also agreed to grant Euronav an option to acquire up to a further 4 VLCCs sisters of the ones acquired at a price of USD 98 million each.

This transaction is consistent with three core company principles:

Firstly, these vessels are ex-yard resales, which do not add supply to the market and therefore meet our stated aim to only add existing vessels to our fleet and not to order new ships.

Secondly, the time lag between the purchase and the deliveries to the company will be very similar to buying a fleet on the water, therefore allowing the capital deployed to be rewarded by the freight market imminently.

Last, Euronav actively looks to regularly rejuvenate its fleet and enhance its operational strength. This will be achieved as these four vessels are of the latest design and similar or better to the ones acquired in July 2014.

THE TANKER MARKET

The key feature of the tanker market during Q2 was its stability. Freight rates throughout the three months to the end of June were consistently strong in both the VLCC and Suezmax categories. Tanker owners exhibited resolute discipline during the period which continues to be encouraging since it has been applied throughout 2015 so far.

Global oil demand projections were consistently upgraded during Q2 with the IEA, OPEC and EIA all raising forecasts to arrive at a consensus of 1.34m bpd growth in both 2015 and 2016 – up from 1.15m bpd at the end of Q1. The lower oil price – as we intimated at the end of Q1 - has stimulated and continues to boost demand.

The orderbook of tanker vessels has increased during Q2 2015 with further orders at the shipyards but this order flow has remained modest by historical standards – especially given the positive freight rate background. The impact on the global fleet in both VLCC and Suezmax will not be seen until the second half of 2016. Euronav remains of the view that the current schedule of vessel supply is manageable given the robust fundamentals of the tanker sector but as it has been the case in the past, additional orders may result in overcapacity and lead to destruction of the market.

The supply of crude oil is continuing to be driven higher with record output witnessed during Q2 in a number of key territories most notably Saudi Arabia, Iraq and Russia.

An important and growing theme is port congestion. This is taking capacity out of the market and is being driven by excess supply of crude unable to find storage on shore. The congestion seen currently is being treated as normal commercial delay but this de facto storage may soon become recognized storage under normal storage terms.

This is only likely to be resolved in three ways: (1) reduced production – which looks as unlikely given OPEC production plans and the potential return of Iranian output (2) increased demand utilizing this supply – this would be positive for tankers as it would increase the demand for shipping or (3) potentially increase the contango spread on oil prices – this in turn would increase the demand for additional storage and part of that storage is likely to be done offshore onboard tanker vessels.

OUTLOOK

The current quarter has started positively with freight rates rising in what is usually a seasonally weak period. Industry fundamentals remain healthy with limited vessel supply, growing demand stimulated by a lower oil price, increased supply of oil from record production and the continuing theme of ton mile expansion of Atlantic Basin Oil heading East.

So far, in the third quarter, the Euronav VLCC fleet operated by Tankers International pool earned on average just under USD 61,000 per day (TCE) and 52.6% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market have earned on average USD 42,750 per day (TCE) and 50% of the available spot days have been fixed.

Euronav is well positioned to continue to benefit from these positive sector trends well into 2016, is conservatively leveraged, has a strong focus on maximizing returns for shareholders in the form of dividends and is disciplined in terms of future growth opportunities.

CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EST / 3:30 p.m. CET on Thursday 30 July 2015 to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of Euronav's website at http://investors.euronav.com/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	30 July 2015
Event Time:	9:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Euronav Q2 2015 Earnings Call"
Event Site/URL	http://services.choruscall.com/links/euronav150730

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10069401. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants who are unable to pre-register may dial in to 1-866-807-9684 on the day of the call. The international dial-in number is 1-412-317-5415.

A replay of the call will be available until 7 August 2015, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 30 July 2015 by dialing 1-877-344-7529 or 1-412-317-0088 and referencing the conference number 10069401.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*            *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of Final First Half Results 2015: Thursday 20 August 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). Deliveries of the recently acquired VLCCs will increase the Euronav tanker fleet by another 4 VLCCs. The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	June 30, 2015	December 31, 2014
ASSETS

Current assets
Trade and other receivables	225,424	194,733
Current tax assets	33	36
Cash and cash equivalents	148,224	254,086
Non-current assets held for sale	-	89,000

Total current assets	373,681	537,855

Non-current assets
Vessels	2,322,408	2,258,334
Assets under construction	122,790	-
Other tangible assets	1,129	1,226
Prepayments	8,001	16,601
Intangible assets	83	29
Receivables	269,364	258,447
Investments in equity-accounted investees	17,576	17,332
Deferred tax assets	9,815	6,536

Total non-current assets	2,751,166	2,558,505

TOTAL ASSETS	3,124,847	3,096,360

EQUITY and LIABILITIES

Equity
Share capital	173,046	142,441
Share premium	1,215,228	941,770
Translation reserve	(12)	379
Hedging reserve	-	-
Treasury shares	(15,354)	(46,062)
Other equity interest	-	75,000
Retained earnings	451,945	359,180

Equity attributable to owners of the Company	1,824,853	1,472,708

Current Liabilities
Trade and other payables	87,846	125,555
Tax liabilities	136	1
Bank loans	167,139	146,303
Convertible and other Notes	-	23,124
Provisions	449	412

Total current liabilities	255,570	295,395

Non-current liabilities
Bank loans	1,035,333	1,088,026
Convertible and other Notes	-	231,373
Other payables	494	489
Deferred tax liabilities	-	-
Employee benefits	2,096	2,108
Amounts due to equity-accounted joint ventures	5,880	5,880
Provisions	621	381

Total non-current liabilities	1,044,424	1,328,257

TOTAL EQUITY and LIABILITIES	3,124,847	3,096,360

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014
Shipping revenue
Revenue	416,529	201,157
Gains on disposal of vessels/other tangible assets	2,128	6,390
Other operating income	4,296	3,534
Total shipping revenue	422,953	211,081

Operating expenses
Voyage expenses and commissions	(37,665)	(54,586)
Vessel operating expenses	(76,779)	(52,144)
Charter hire expenses	(13,726)	(11,121)
Losses on disposal of vessels/other tangible assets	(2)	-
Impairment on non-current assets held for sale	-	(7,416)
Depreciation tangible assets	(101,688)	(67,674)
Depreciation intangible assets	(11)	(10)
General and administrative expenses	(21,126)	(17,222)
Total operating expenses	(250,997)	(210,173)

RESULT FROM OPERATING ACTIVITIES	171,956	908

Finance income	389	623
Finance expenses	(27,424)	(37,138)
Net finance expenses	(27,035)	(36,515)

Share of profit (loss) of equity accounted investees (net of income tax)	25,015	14,393

PROFIT (LOSS) BEFORE INCOME TAX	169,936	(21,214)

Income tax benefit (expense)	3,315	(38)

PROFIT (LOSS) FOR THE PERIOD	173,251	(21,252)

Attributable to:
Owners of the company	173,251	(21,252)

Basic net income/(loss) per share	1.13	(0.20)
Diluted net income/(loss) per share	1.13	(0.20)

Weighted average number of shares (basic)	153,071,800	104,324,074
Weighted average number of shares (diluted)	153,957,157	104,324,074

Consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	173,251	(21,252)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(391)	(54)
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	718	960

Other comprehensive income, net of tax	327	2,197

Total comprehensive income for the period	173,578	(19,055)

Attributable to:
Owners of the company	173,578	(19,055)

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(21,252)	(21,252)	-	(21,252)
Total other comprehensive income	-	-	(54)	1,291	-	960	2,197	-	2,197
Total comprehensive income	-	-	(54)	1,291	-	(20,292)	(19,055)	-	(19,055)

Transactions with owners of the company
Issue of ordinary shares	41,645	308,355	-	-	-	(8,601)	341,399	-	341,399
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,281	64,718	-	-	-	(3,500)	71,499	75,000	146,499
Equity-settled share-based payment	-	-	-	-	-	2,210	2,210	-	2,210
Total transactions with owners	72,029	462,670	-	-	-	(17,313)	517,386	75,000	592,386

Balance at June 30, 2014	130,966	828,244	892	-	(46,062)	385,281	1,299,321	75,000	1,374,321

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	173,251	173,251	-	173,251
Total other comprehensive income	-	-	(391)	-	-	718	327	-	327
Total comprehensive income	-	-	(391)	-	-	173,969	173,578	-	173,578

Transactions with owners of the company
Issue of ordinary shares	20,324	208,739	-	-	-	(19,357)	209,706	-	209,706
Issue and conversion convertible Notes	-		-	-	-	-	-	-	-
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(39,656)	(39,656)	-	(39,656)
Treasury shares	-	-	-	-	30,708	(23,158)	7,550	-	7,550
Equity-settled share-based payment	-	-	-	-	-	967	967	-	967
Total transactions with owners	30,605	273,458	-	-	30,708	(81,204)	253,567	(75,000)	178,567

Balance at June 30, 2015	173,046	1,215,228	(12)	-	(15,354)	451,945	1,824,853	-	1,824,853

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Jun. 30, 2015	Jan. 1 - Jun. 30, 2014
Cash flows from operating activities
Profit (loss) for the period	173,251	(21,252)

Adjustments for:	99,507	93,079
Depreciation of tangible assets	101,688	67,674
Depreciation of intangible assets	11	10
Impairment on non-current assets held for sale	-	7,415
Provisions	262	-
Tax benefits (expenses)	(3,315)	38
Share of profit of equity-accounted investees, net of tax	(25,015)	(14,393)
Net finance expense	27,035	36,515
Capital gain (loss) on disposal of assets	(2,126)	(6,390)
Equity-settled share-based payment transactions	967	2,210

Changes in working capital requirements	(55,875)	(52,668)
Change in cash guarantees	(39)	-
Change in trade receivables	10,581	(7,332)
Change in accrued income	(12,697)	(11,483)
Change in deferred charges	3,737	(25,603)
Change in other receivables	(32,370)	(15,134)
Change in trade payables	16,746	(1,817)
Change in accrued payroll	(620)	(825)
Change in accrued expenses	(4,348)	10,132
Change in deferred income	3,062	(2,454)
Change in other payables	(39,927)	1,828
Change in provisions for employee benefits	-	20

Income taxes paid during the period	173	129
Interest paid	(33,460)	(27,564)
Interest received	188	244
Dividends received from equity-accounted investees	275	9,410

Net cash from (used in) operating activities	184,059	1,378

Acquisition of vessels	(271,743)	(452,096)
Proceeds from the sale of vessels	91,065	27,900
Acquisition of other tangible assets	(8,114)	(88,239)
Acquisition of intangible assets	(63)	(5)
Proceeds from the sale of other (in)tangible assets	63	2
Loans from (to) related parties	12,835	(38)
Proceeds of disposals of joint ventures, net of cash disposed	1,500	-
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	(174,457)	(512,476)

Proceeds from issue of share capital	229,063	350,000
Transaction costs related to issue of share capital	(19,357)	(8,601)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from sale of treasury shares	7,550	-
Proceeds from new long-term borrowings	338,770	536,399
Repayment of long-term borrowings	(631,317)	(300,834)
Transaction costs related to issue of loans and borrowings	-	(11,886)
Dividends paid	(39,658)	-

Net cash from (used in) financing activities	(114,949)	711,578

Net increase (decrease) in cash and cash equivalents	(105,347)	200,480

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(515)	(302)

Net cash and cash equivalents at the end of the period	148,224	274,487